SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 18, 2002

Date of Earliest Event Reported: July 10, 2002

estream, Inc.
(Exact Name of Registrant as Specified in its Charter)

Probook, Inc.
(Former Name of Registrant)

Nevada	33-0786687
(State of Organization)	(I.R.S. Employer Identification No.)

Commission File Number: 000-31971

3375 S. Aldebaran suite A
Las Vegas, Nevada 89102
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code): (702) 228-7741

Probook, Inc.
44011 Ridge Ranch Road
Valley Center, California 92083
(Former Name and Address of Registrant)

ITEM 1.   CHANGES IN CONTROL OF REGISTRANT.

Resulting from the Board approval of the Agreement and Plan of Reorganization as discussed in Item 2 of this report, management has knowledge of a change in control of the registrant.

Effective July 10, 2002, estream, Inc. (Formerly Probook Inc.) entered into an Agreement and Plan of Reorganization, hereafter "the plan". Pursuant to the plan, 8,275,080 shares of Common shares shall be issued and exchanged on the basis of (.825) shares of estream, Inc. common shares for each common share of estream Wireless Networks Inc with fractional shares being rounded up to the next whole share. On the effective date estream, Inc. 2,085,000 shares of common stock were issued and outstanding. As a group, the exchange resulting from the plan will be sufficient to control the registrant. The consideration given by The shareholders of estream Wireless Networks Inc. represents 100% of the issues and outstanding stock of estream Wireless Networks Inc. described in Item 2 of this current report. The percentage of voting securities of the registrant directly or indirectly controlled by the shareholders of estream Wireless Networks, Inc. will be 80% and will be obtained upon closing from the registrant pursuant to the transaction described in item 2 of this report.

The shareholders having beneficial ownership of more than 5% of the issued and outstanding shares of the company's common stock upon closing will be as follows:

Title of Class	Beneficial Owner	Amount Owned	Percent of Class
Common Shares	Jon D. Fondy 3375 S. Aldebaran suite A Las Vegas, NV 89102	2,390,167	23.1%
Common Shares	Shareall 2370 W. Hwy 89A #11-407 Sedona, Arizona 86336	521,400	5.0%
Common Shares	Tim A Cegavske 6465 Loredo St. Las Vegas, NV 89146	690,525	6.7%

The security ownership of the management of the registrant as of the date of this report is as follows:

Title of Class	Beneficial Owner	Amount Owned	Percent of Class
Common Shares	Jeffrey Chatfield Director, Interim President, Treasurer, Secretary	187,513	2%

Upon closing, pursuant to the plan, Jon D. Fondy will be appointed as a director filling a vacancy until the next annual meeting of the shareholders.

The new group is 58 shareholders and although no arrangements or understandings among the former or new control groups exist with respect to the election of directors or other matters, the following information related to the 100% subsidiary is included due to the subsidiary's operations being the dominant operations of the registrant.

The security ownership upon closing of the management of the 100% owned subsidiary as of the date of this report is as follows:

Title of Class	Beneficial Owner	Amount Owned	Percent of Class
Common Shares	Jon D. Fondy	2,390,167	23.1%
	Director, President, Secretary		
Common Shares	Gary W. Whittington	330,000	3.2%
	Director, Sr. Vice President,		
	Chief Operations Officer		
Common Shares	Lucinda O'Mara	63,113	.06%
	Vice President		
Common Shares	R. Charles Clay	228,113	2.2%
	Vice President		
Common Shares	John Hathcock	63,113	0.6%
	Director		
Common Shares	Larry Lamoreux	0	0.0%
	Director		
Common Shares	Phil Reed	0	0.0%
	Director		

Jon D. Fondy, Gary W. Whittington, Lucinda O'Mara and R. Charles Clay each hold 1,000,000 options to purchase common stock at $ 0.10 per share and have an additional 1,000,000 options to purchase common stock at $0.10 vesting over a three year period. The options expire five years from the date vested and were received as compensation related to employment agreements between each officer and estream Wireless Networks, Inc. upon closing these options will be converted to options to purchase estream, Inc. common shares under the same terms.

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS.

Effective July 10, 2002, estream, Inc. (Formerly Probook Inc.) by and through our Board of Directors approved and entered into an Agreement and Plan of Reorganization, hereafter "the Plan" with estream Wireless Networks, Inc. Pursuant to the plan, 8,275,080 shares of Common shares shall be issued and exchanged on the basis of (.825) shares of estream, Inc. common shares for each common share of estream Wireless Networks Inc. with fractional shares being rounded up to the next whole share.

Additionally, 100,000 warrants are outstanding to purchase estream Wireless Networks, Inc. Common Stock at $1.50 per share expiring two years from the issue date. Upon closing, these warrants will be converted to warrants to purchase estream, Inc. common shares under the same terms.

Four officers of estream Wireless Networks, Inc. hold 1,000,000 options to purchase common stock at $ 0.10 per share and have an additional 1,000,000 options to purchase common stock at $0.10 vesting over a three year period. The options expire five years from the date vested and were received as compensation related to employment agreements between each officer and estream Wireless Networks, Inc., upon closing these options will be converted to options to purchase estream, Inc. common shares under the same terms.

The exchange of consideration will result in estream, Inc.(formerly Probook, Inc.) holding 100% of all issued and outstanding shares of estream Wireless Networks, inc..

estream Wireless Networks, Inc. will continue operations as a 100% owned subsidiary of estream, Inc. estream Wireless Networks, Inc. offers wireless broadband (high-speed) Internet access, Wireless high-speed secure data access, and Virtual Private Networking.

eWNI provides the following services at the indicated rates :


Monthly Charges

256 kbps	$199.00
512 kbps	$299.00
1 mbps	$399.00
Service with router	$ 50.00
Additional IP addresses	$ 10.00 each
10 additional e-mail addresses	$ 15.00

Installation charges

Installation	$500.00
Temporary Installation	Per quote


The Company has purchased a full compliment of servers, ATM switchgear, firewalls, Cisco systems, Alvarian, operations hardware and software, antennas and wireless transport equipment.

Services are currently being offered in the Las Vegas, Nevada market.

estream Wireless Networks Inc. and it's management had no prior relationship with the registrant, any affiliates of the registrant, any director or officer of the registrant, or any associate of any such director or officer. Probook, Inc. (now estream, Inc.) sought potential opportunities to expand operations and initiated contact with estream Wireless Networks, Inc..

The Board considered, including but not limited to the following factors when determining the amount of consideration for this purchase: the historic losses of the company, lack of current revenues, historic difficulties in implementing the current business plan, illiquidity of the company's Common Stock and the lack of available capital resources when making its valuation of the compensation related to the Agreement. The Board further considered the current development of stream Wireless Network's service coverage of the city of Las Vegas Nevada, the experience of its manage team, its wireless networking capabilities, and believes this agreement will be beneficial to the shareholders.

ITEM 3.   BANKRUPTCY OR RECEIVERSHIP.
None

ITEM 4.   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.
None

ITEM 5.   OTHER EVENTS.
None

ITEM 6.   RESIGNATION OF REGISTRANT'S DIRECTORS.
None

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.

Financial Statements required by this item are currently unavailable and will be filed by amendment to this report no later than 60 days from the required filing date of this report.

Exhibit (2) – Agreement and Plan of Reorganization - effective July 10, 2002 is attached and incorporated into this current report.

ITEM 8.   CHANGE IN FISCAL YEAR.
None.

ITEM 9.   SALE OF EQUITY SECURITIES PURSUANT TO REGULATION S.
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

estream, Inc.
(formerly Probook, Inc.)

/s/ Jeffrey Chatfield
By: Jeffrey Chatfield
Interim President, Treasurer, Secretary

Date: July 18, 2002